United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 21, 2007
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

MGE Energy, Inc. and Madison Gas and Electric Company were notified by Donna K. Sollenberger that she intends to resign from their respective boards of directors effective as of September 30, 2007. Ms. Sollenberger indicated that her decision to resign is the result of her pending relocation from Madison, Wisconsin, to Houston, Texas.

On September 30, 2007, Ms. Sollenberger will resign as chief executive officer and president of the University of Wisconsin Hospitals and Clinics. Effective October 22, 2007, Ms. Sollenberger will assume her new position as chief executive of the Baylor Clinic and Hospital and executive vice president of Baylor College of Medicine.

Ms. Sollenberger's replacement on the Boards is not known at this time.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: August 22, 2007